SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 24 April 2023
99.2	Transaction in Own Shares dated 25 April 2023
99.3	Transaction in Own Shares dated 26 April 2023
99.4	Final Dividend - Pence Sterling Amount Payable dated 26 April 2023
99.5	Transaction in Own Shares dated 27 April 2023
99.6	Transaction in Own Shares dated 28 April 2023
99.7	Transaction in Own Shares dated 02 May 2023
99.8	Total Voting Rights dated 02 May 2023
99.9	Transaction in Own Shares dated 04 May 2023
99.10	Transaction in Own Shares dated 05 May 2023

Exhibit No: 99.1

24 April 2023

24 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	21 April 2023

Aggregate number of ordinary shares purchased:	253,629

Lowest price paid per share:	£ 55.1400

Highest price paid per share:	£ 55.8000

Average price paid per share:	£ 55.4540

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 172,161,111 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1300X_1-2023-4-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 253,629 (ISIN: GB00BHJYC057)

Date of purchases: 21 April 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	117,899	87,000	36,635	12,095
Highest price paid (per ordinary share)	£ 55.8000	£ 55.8000	£ 55.7800	£ 55.7600
Lowest price paid (per ordinary share)	£ 55.1400	£ 55.1400	£ 55.1400	£ 55.2000
Volume weighted average price paid(per ordinary share)	£ 55.4823	£ 55.4107	£ 55.4731	£ 55.4314

Exhibit No: 99.2

25 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	24 April 2023

Aggregate number of ordinary shares purchased:	236,810

Lowest price paid per share:	£ 55.5000

Highest price paid per share:	£ 56.2000

Average price paid per share:	£ 55.8885

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,924,301 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2944X_1-2023-4-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 236,810 (ISIN: GB00BHJYC057)

Date of purchases: 24 April 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	120,143	65,013	35,843	15,811
Highest price paid (per ordinary share)	£ 56.2000	£ 56.2000	£ 56.1800	£ 56.1800
Lowest price paid (per ordinary share)	£ 55.5000	£ 55.5000	£ 55.5200	£ 55.5000
Volume weighted average price paid(per ordinary share)	£ 55.8813	£ 55.9023	£ 55.8825	£ 55.9007

Exhibit No: 99.3

26 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	25 April 2023
Aggregate number of ordinary shares purchased:	57,899
Lowest price paid per share:	£ 55.3200
Highest price paid per share:	£ 56.0200
Average price paid per share:	£ 55.7036
The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,866,402 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4571X_1-2023-4-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 57,899 (ISIN: GB00BHJYC057)

Date of purchases: 25 April 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	57,899
Highest price paid (per ordinary share)	£ 56.0200
Lowest price paid (per ordinary share)	£ 55.3200
Volume weighted average price paid(per ordinary share)	£ 55.7036

Exhibit No: 99.4

26 April 2023

InterContinental Hotels Group PLC ("IHG")

Final Dividend - Pence Sterling Amount Payable

On 21 February 2023, the Board of IHG announced a final dividend for 2022 of 94.5 cents per share and that the corresponding amount in Pence Sterling per share would be announced on 26 April 2023. Subject to shareholder approval at IHG's Annual General Meeting on 5 May 2023, the final dividend will be paid on 16 May 2023 to shareholders on the register at the close of business on 31 March 2023.

The Pence Sterling amount payable in respect of the final dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 21 April 2023, using the WM/Reuters closing mid-point spot rate as at 4:00pm (London time), as published in the Financial Times, resulting in an applicable exchange rate of £1:US$1.2421.

Accordingly, the Pence Sterling amount payable to Shareholders in relation to the final dividend will be 76.08 pence per ordinary share.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,900 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Exhibit No: 99.5

27 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023

Date of purchase:	26 April 2023

Aggregate number of ordinary shares purchased:	2,854

Lowest price paid per share:	£ 54.9200

Highest price paid per share:	£ 55.6400

Average price paid per share:	£ 55.2755

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,863,548 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 2,854 (ISIN: GB00BHJYC057)

Date of purchases: 26 April 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,854
Highest price paid (per ordinary share)	£ 55.6400
Lowest price paid (per ordinary share)	£ 54.9200
Volume weighted average price paid(per ordinary share)	£ 55.2755

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
26/04/2023	08:11:10	BST	94	55.0600	XLON	755846204099408
26/04/2023	09:06:55	BST	125	54.9200	XLON	755846204105665
26/04/2023	09:21:45	BST	96	55.0200	XLON	755846204106936
26/04/2023	09:34:55	BST	87	55.0800	XLON	755846204107940
26/04/2023	10:01:06	BST	84	55.0800	XLON	755846204109622
26/04/2023	10:27:56	BST	75	55.1400	XLON	755846204110980
26/04/2023	10:49:18	BST	25	55.2000	XLON	755846204112280
26/04/2023	10:49:18	BST	51	55.2000	XLON	755846204112279
26/04/2023	11:10:18	BST	87	55.3200	XLON	755846204114005
26/04/2023	11:40:27	BST	79	55.1800	XLON	755846204115788
26/04/2023	12:02:16	BST	89	55.1200	XLON	755846204116931
26/04/2023	12:32:52	BST	78	55.2600	XLON	755846204118643
26/04/2023	13:09:22	BST	93	55.3600	XLON	755846204120747
26/04/2023	13:30:52	BST	97	55.4200	XLON	755846204121517
26/04/2023	13:48:10	BST	76	55.5600	XLON	755846204122286
26/04/2023	14:05:25	BST	80	55.5200	XLON	755846204123930
26/04/2023	14:22:00	BST	94	55.6400	XLON	755846204125329
26/04/2023	14:35:11	BST	88	55.4600	XLON	755846204128068
26/04/2023	14:42:27	BST	94	55.4600	XLON	755846204129658
26/04/2023	14:52:16	BST	134	55.5200	XLON	755846204131452
26/04/2023	15:00:07	BST	119	55.4200	XLON	755846204133477
26/04/2023	15:07:42	BST	106	55.3600	XLON	755846204134806
26/04/2023	15:18:26	BST	108	55.3800	XLON	755846204136805
26/04/2023	15:27:47	BST	89	55.3000	XLON	755846204138952
26/04/2023	15:34:55	BST	97	55.2200	XLON	755846204140793
26/04/2023	15:45:41	BST	92	55.1600	XLON	755846204142275
26/04/2023	15:53:01	BST	7	55.2000	XLON	755846204143707
26/04/2023	15:53:01	BST	75	55.2000	XLON	755846204143708
26/04/2023	15:58:39	BST	81	55.1000	XLON	755846204144730
26/04/2023	16:06:19	BST	119	55.1600	XLON	755846204146248
26/04/2023	16:14:27	BST	87	55.2600	XLON	755846204148223
26/04/2023	16:21:42	BST	9	55.3200	XLON	755846204149813
26/04/2023	16:21:42	BST	38	55.3200	XLON	755846204149811
26/04/2023	16:21:42	BST	49	55.3200	XLON	755846204149812
26/04/2023	16:28:29	BST	52	55.3000	XLON	755846204151891

Exhibit No: 99.6

28 April 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	27 April 2023

Aggregate number of ordinary shares purchased:	2,773

Lowest price paid per share:	£ 54.0400

Highest price paid per share:	£ 55.1400

Average price paid per share:	£ 54.4454

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,860,775 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 2,773 (ISIN: GB00BHJYC057)

Date of purchases: 27 April 2023

Investment firm: GSI

Aggregated information

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,773
Highest price paid (per ordinary share)	£ 55.1400
Lowest price paid (per ordinary share)	£ 54.0400
Volume weighted average price paid(per ordinary share)	£ 54.4454

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
27/04/2023	08:11:55	BST	82	55.1000	XLON	756464679389510
27/04/2023	08:54:47	BST	89	55.1400	XLON	756464679392721
27/04/2023	09:07:12	BST	83	55.0200	XLON	756464679393641
27/04/2023	09:20:48	BST	92	54.8600	XLON	756464679394578
27/04/2023	09:45:22	BST	77	54.7400	XLON	756464679396130
27/04/2023	10:04:41	BST	81	54.5400	XLON	756464679397315
27/04/2023	10:37:16	BST	85	54.5000	XLON	756464679399586
27/04/2023	11:15:43	BST	77	54.4600	XLON	756464679401838
27/04/2023	11:34:02	BST	85	54.5200	XLON	756464679402767
27/04/2023	12:05:21	BST	87	54.4800	XLON	756464679404983
27/04/2023	12:40:23	BST	85	54.5000	XLON	756464679406674
27/04/2023	13:04:37	BST	75	54.5400	XLON	756464679408087
27/04/2023	13:30:13	BST	96	54.4800	XLON	756464679409704
27/04/2023	13:58:11	BST	86	54.5400	XLON	756464679411988
27/04/2023	14:14:02	BST	29	54.4400	XLON	756464679412968
27/04/2023	14:14:02	BST	79	54.4400	XLON	756464679412969
27/04/2023	14:32:45	BST	24	54.3400	XLON	756464679415193
27/04/2023	14:32:45	BST	79	54.3400	XLON	756464679415194
27/04/2023	14:41:50	BST	96	54.2800	XLON	756464679417144
27/04/2023	14:45:33	BST	22	54.2600	XLON	756464679417740
27/04/2023	14:45:33	BST	50	54.2600	XLON	756464679417741
27/04/2023	14:53:38	BST	79	54.4800	XLON	756464679418672
27/04/2023	15:00:44	BST	129	54.5000	XLON	756464679419755
27/04/2023	15:10:19	BST	31	54.4800	XLON	756464679421404
27/04/2023	15:10:19	BST	44	54.4800	XLON	756464679421406
27/04/2023	15:15:14	BST	9	54.5200	XLON	756464679422427
27/04/2023	15:15:14	BST	80	54.5200	XLON	756464679422426
27/04/2023	15:24:03	BST	103	54.4200	XLON	756464679423666
27/04/2023	15:32:49	BST	18	54.2600	XLON	756464679424912
27/04/2023	15:32:49	BST	71	54.2600	XLON	756464679424913
27/04/2023	15:42:50	BST	53	54.1600	XLON	756464679426261
27/04/2023	15:47:36	BST	76	54.1400	XLON	756464679426930
27/04/2023	15:53:29	BST	18	54.0800	XLON	756464679427677
27/04/2023	15:53:39	BST	75	54.1000	XLON	756464679427703
27/04/2023	15:58:24	BST	92	54.0400	XLON	756464679428393
27/04/2023	16:07:22	BST	87	54.0800	XLON	756464679429699
27/04/2023	16:10:06	BST	79	54.0600	XLON	756464679430261
27/04/2023	16:22:02	BST	99	54.1000	XLON	756464679432523
27/04/2023	16:27:58	BST	66	54.1000	XLON	756464679433680
27/04/2023	16:29:55	BST	2	54.0800	XLON	756464679434297
27/04/2023	16:29:57	BST	2	54.0800	XLON	756464679434315
27/04/2023	16:29:59	BST	1	54.0800	XLON	756464679434330

Exhibit No: 99.7

02 May 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 April 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	28 April 2023

Aggregate number of ordinary shares purchased:	2,800

Lowest price paid per share:	£ 53.6000

Highest price paid per share:	£ 54.6000

Average price paid per share:	£ 54.2200

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,857,975 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 2,800 (ISIN: GB00BHJYC057)

Date of purchases: 28 April 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,800
Highest price paid (per ordinary share)	£ 54.6000
Lowest price paid (per ordinary share)	£ 53.6000
Volume weighted average price paid(per ordinary share)	£ 54.2200

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
28/04/2023	08:11:25	BST	66	54.4000	XLON	757083154680302
28/04/2023	08:56:37	BST	65	54.3400	XLON	757083154684442
28/04/2023	09:14:06	BST	93	54.1000	XLON	757083154685918
28/04/2023	09:29:19	BST	40	53.8200	XLON	757083154686984
28/04/2023	09:33:28	BST	83	53.8200	XLON	757083154687339
28/04/2023	10:05:26	BST	40	53.6000	XLON	757083154689845
28/04/2023	10:05:26	BST	46	53.6000	XLON	757083154689846
28/04/2023	10:49:30	BST	134	53.9600	XLON	757083154692823
28/04/2023	11:51:44	BST	109	53.9200	XLON	757083154695588
28/04/2023	12:28:03	BST	77	54.0200	XLON	757083154697245
28/04/2023	13:18:06	BST	115	54.0200	XLON	757083154699844
28/04/2023	13:37:19	BST	101	54.0000	XLON	757083154701144
28/04/2023	14:00:52	BST	107	54.0400	XLON	757083154702453
28/04/2023	14:12:43	BST	72	53.9800	XLON	757083154703144
28/04/2023	14:29:59	BST	8	54.0000	XLON	757083154704423
28/04/2023	14:29:59	BST	68	54.0000	XLON	757083154704424
28/04/2023	14:33:31	BST	82	54.0200	XLON	757083154705565
28/04/2023	14:39:11	BST	122	54.1200	XLON	757083154706520
28/04/2023	14:45:36	BST	76	54.0800	XLON	757083154707355
28/04/2023	14:51:16	BST	74	54.1800	XLON	757083154708554
28/04/2023	14:58:07	BST	49	54.2400	XLON	757083154709646
28/04/2023	14:59:32	BST	78	54.2200	XLON	757083154709834
28/04/2023	15:07:22	BST	3	54.3800	XLON	757083154711353
28/04/2023	15:07:22	BST	4	54.3800	XLON	757083154711352
28/04/2023	15:07:22	BST	97	54.3800	XLON	757083154711354
28/04/2023	15:13:38	BST	101	54.4000	XLON	757083154712727
28/04/2023	15:23:59	BST	80	54.6000	XLON	757083154714497
28/04/2023	15:25:58	BST	76	54.5800	XLON	757083154714849
28/04/2023	15:32:00	BST	4	54.5000	XLON	757083154716059
28/04/2023	15:32:00	BST	73	54.5000	XLON	757083154716060
28/04/2023	15:38:08	BST	90	54.4600	XLON	757083154717096
28/04/2023	15:44:55	BST	78	54.5000	XLON	757083154718368
28/04/2023	15:57:16	BST	134	54.6000	XLON	757083154720570
28/04/2023	16:06:17	BST	93	54.4800	XLON	757083154722814
28/04/2023	16:20:49	BST	108	54.5200	XLON	757083154725404
28/04/2023	16:25:06	BST	88	54.5200	XLON	757083154726226
28/04/2023	16:29:59	BST	66	54.6000	XLON	757083154727775

Exhibit No: 99.8

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 April 2023, its issued share capital consists of 179,364,757 ordinary shares of 20 340/399 pence each, of which 7,506,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 171,857,975.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 3 April 2023, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 and pursuant to instructions issued by the Company as announced on 21 February 2023.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

Exhibit No: 99.9

04 May 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023

Date of purchase:	03 May 2023

Aggregate number of ordinary shares purchased:	2,720

Lowest price paid per share:	£ 55.3000

Highest price paid per share:	£ 55.8400

Average price paid per share:	£ 55.6770

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,855,255 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 2,720 (ISIN: GB00BHJYC057)

Date of purchases: 03 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,720
Highest price paid (per ordinary share)	£ 55.8400
Lowest price paid (per ordinary share)	£ 55.3000
Volume weighted average price paid(per ordinary share)	£ 55.6770

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
03/05/2023	08:08:50	BST	46	55.5200	XLON	760175531132965
03/05/2023	08:21:02	BST	52	55.3000	XLON	760175531134355
03/05/2023	08:59:30	BST	95	55.4200	XLON	760175531137703
03/05/2023	09:21:11	BST	97	55.4200	XLON	760175531140217
03/05/2023	09:33:10	BST	90	55.4400	XLON	760175531141243
03/05/2023	10:00:21	BST	111	55.4400	XLON	760175531144073
03/05/2023	10:21:25	BST	81	55.4800	XLON	760175531146337
03/05/2023	10:56:54	BST	76	55.5200	XLON	760175531149463
03/05/2023	11:20:33	BST	85	55.6200	XLON	760175531151539
03/05/2023	11:59:36	BST	88	55.6600	XLON	760175531154662
03/05/2023	12:20:50	BST	81	55.7200	XLON	760175531156409
03/05/2023	12:48:22	BST	72	55.7000	XLON	760175531158358
03/05/2023	13:20:33	BST	88	55.8000	XLON	760175531160705
03/05/2023	13:48:15	BST	105	55.6800	XLON	760175531163062
03/05/2023	14:07:05	BST	97	55.6400	XLON	760175531164624
03/05/2023	14:26:13	BST	74	55.6000	XLON	760175531166364
03/05/2023	14:34:12	BST	79	55.7600	XLON	760175531167908
03/05/2023	14:41:38	BST	73	55.7800	XLON	760175531169283
03/05/2023	14:46:35	BST	88	55.7200	XLON	760175531169941
03/05/2023	14:55:45	BST	117	55.8400	XLON	760175531171514
03/05/2023	15:02:55	BST	88	55.8200	XLON	760175531172675
03/05/2023	15:12:50	BST	96	55.7800	XLON	760175531173909
03/05/2023	15:18:25	BST	82	55.8200	XLON	760175531174676
03/05/2023	15:23:37	BST	75	55.8000	XLON	760175531175318
03/05/2023	15:34:15	BST	103	55.8200	XLON	760175531176704
03/05/2023	15:44:22	BST	123	55.8000	XLON	760175531177785
03/05/2023	15:52:19	BST	83	55.8200	XLON	760175531178955
03/05/2023	16:00:00	BST	94	55.7800	XLON	760175531180097
03/05/2023	16:07:02	BST	99	55.7400	XLON	760175531181001
03/05/2023	16:17:50	BST	102	55.7400	XLON	760175531182674
03/05/2023	16:24:59	BST	80	55.7600	XLON	760175531183782

Exhibit No: 99.10
05 May 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	04 May 2023

Aggregate number of ordinary shares purchased:	2,773

Lowest price paid per share:	£ 55.1000

Highest price paid per share:	£ 55.7800

Average price paid per share:	£ 55.3850

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,852,482 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 2,773 (ISIN: GB00BHJYC057)

Date of purchases: 04 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,773
Highest price paid (per ordinary share)	£ 55.7800
Lowest price paid (per ordinary share)	£ 55.1000
Volume weighted average price paid(per ordinary share)	£ 55.3850

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
04/05/2023	08:14:42	BST	37	55.2200	XLON	760794006424411
04/05/2023	08:14:42	BST	41	55.2200	XLON	760794006424410
04/05/2023	08:30:07	BST	66	55.2000	XLON	760794006426256
04/05/2023	09:13:06	BST	77	55.5200	XLON	760794006429870
04/05/2023	09:21:03	BST	84	55.7800	XLON	760794006430466
04/05/2023	09:37:04	BST	71	55.6400	XLON	760794006431481
04/05/2023	09:58:06	BST	75	55.5600	XLON	760794006432698
04/05/2023	10:16:03	BST	76	55.5800	XLON	760794006433567
04/05/2023	10:36:56	BST	87	55.3600	XLON	760794006434614
04/05/2023	11:37:20	BST	132	55.4000	XLON	760794006438362
04/05/2023	12:06:59	BST	30	55.5600	XLON	760794006440003
04/05/2023	12:06:59	BST	42	55.5600	XLON	760794006440002
04/05/2023	12:50:08	BST	123	55.6600	XLON	760794006442215
04/05/2023	13:08:33	BST	113	55.5600	XLON	760794006443271
04/05/2023	13:38:03	BST	84	55.6800	XLON	760794006445426
04/05/2023	13:52:53	BST	84	55.5200	XLON	760794006446324
04/05/2023	14:24:43	BST	97	55.4600	XLON	760794006448580
04/05/2023	14:30:15	BST	39	55.4200	XLON	760794006449372
04/05/2023	14:30:15	BST	41	55.4200	XLON	760794006449370
04/05/2023	14:40:39	BST	112	55.3400	XLON	760794006451277
04/05/2023	14:47:13	BST	36	55.2200	XLON	760794006452231
04/05/2023	14:50:20	BST	2	55.2800	XLON	760794006452908
04/05/2023	14:50:20	BST	30	55.2800	XLON	760794006452907
04/05/2023	14:50:20	BST	43	55.2800	XLON	760794006452906
04/05/2023	14:56:18	BST	96	55.3000	XLON	760794006453929
04/05/2023	15:06:26	BST	86	55.3000	XLON	760794006455378
04/05/2023	15:11:02	BST	10	55.3400	XLON	760794006455928
04/05/2023	15:12:08	BST	93	55.3400	XLON	760794006456048
04/05/2023	15:18:50	BST	87	55.2600	XLON	760794006457683
04/05/2023	15:26:43	BST	91	55.1800	XLON	760794006458768
04/05/2023	15:35:47	BST	87	55.1800	XLON	760794006460230
04/05/2023	15:43:46	BST	10	55.1000	XLON	760794006461357
04/05/2023	15:43:46	BST	20	55.1000	XLON	760794006461358
04/05/2023	15:47:24	BST	85	55.1800	XLON	760794006462154
04/05/2023	15:54:42	BST	83	55.1800	XLON	760794006462987
04/05/2023	16:02:31	BST	40	55.1800	XLON	760794006464051
04/05/2023	16:04:32	BST	12	55.1600	XLON	760794006464313
04/05/2023	16:04:32	BST	70	55.1600	XLON	760794006464314
04/05/2023	16:10:25	BST	93	55.2800	XLON	760794006465199
04/05/2023	16:23:54	BST	96	55.2800	XLON	760794006467447
04/05/2023	16:26:38	BST	21	55.3600	XLON	760794006468025
04/05/2023	16:28:04	BST	71	55.3800	XLON	760794006468422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	05 May 2023